WESTERN GOLDFIELDS, INC.
6520 E. Highway 78,
Brawley, California 92227

September 12, 2006

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:	Mr. H. Roger Schwall
Assistant Director

Re: Pre-Effective Amendment No. 2 to Form SB-2 For Western Goldfields, Inc. (File No. 333-134269)

Dear Mr. Schwall:

Western Goldfields, Inc. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WESTERN GOLDFIELDS, INC.

By:	/s/ Brian Penny
Name: Brian Penny
Title: Chief Financial Officer

WESTERN GOLDFIELDS, INC.
6520 E. Highway 78,
Brawley, California 92227

September 12, 2006

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:	Mr. H. Roger Schwall
Assistant Director

Re: Pre-Effective Amendment No. 2 to Form SB-2 For Western Goldfields, Inc. (File No. 333-134269)

Dear Mr. Schwall:

Pursuant to Rule 461 of the Securities Act of 1933, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to September 13, 2006, at 10:00 a.m., New York time, or as soon as practicable thereafter. Please notify the undersigned or Joseph Walsh, Esq. by phone at (212) 704-6030 or by fax at (212) 704-5919 of the date and time that the registration statement has been declared effective.

Very truly yours,

WESTERN GOLDFIELDS, INC.

By:	/s/ Brian Penny
Name: Brian Penny
Title: Chief Financial Officer